CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION OF
KENT INTERNATIONAL HOLDINGS, INC.

Pursuant to the provisions of §78.385 and §78.390 of the Nevada Revised Statutes, Kent International Holdings, Inc., a Nevada corporation, hereby adopts the following Certificate of Amendment to its Articles of Incorporation.

ARTICLE I

The name of the entity is Kent International Holdings, Inc. (the “Corporation”).

ARTICLE II

The Articles of Incorporation of the Corporation are amended by revoking current Section 3.1 of Article III and adopting the following in substitution thereof:

“Authorized Stock. The authorized capital stock of the Corporation consists of twelve million (12,000,000) shares having a par value of one fifth of one cent ($.002) per share, divided into ten million (10,000,000) shares of Common Stock and two million (2,000,000) shares of Preferred Stock. Upon the effectiveness (the “Effective Time”) of the Certificate of Amendment to the Articles of Incorporation, each Nine-Hundred-Fifty-Thousand (950,000) shares of issued Common Stock outstanding immediately prior to the Effective Time, shall be combined and reclassified into one (1) fully-paid and no assessable share of Common Stock; provided, however, that in lieu of any fractional interests in shares of Common Stock to which any shareholder who would be entitled only to receive such fractional interest (i.e., any shareholder owning fewer than 950,000 shares of Common Stock immediately prior to the Effective Time) would otherwise be entitled pursuant hereto (taking into account all shares of capital stock owned by such shareholder), the Corporation shall pay in cash for such fractional interest $2.50 per share of Common Stock held by such shareholder immediately prior to the Effective Time.”

ARTICLE III

This Certificate of Amendment has been approved in the manner required by the Nevada Revised Statutes and the constituent documents of the Corporation.

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is 53.44% (1,900,000 shares of common stock).

ARTICLE IV

Effective date and time of filing:

Date: December 6, 2011
Time: 11:59 P.M.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its officers thereunto duly authorized this 6th day of December, 2011.

KENT INTERNATIONAL HOLDINGS, INC.
By:	/s/ Paul O. Koether
Paul O. Koether
President and Chief Executive Officer